FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 22, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 15 and 21 October (both inclusive).

The cash amount of the shares purchased to 21 October 2026 as a result of the execution of the Buyback Programme amounts to 1,474,221,281 Euros, which represents approximately 80.8% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18.6% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
15/10/2026	SAN	Purchase	XMAD	2,100,000	11.9888
15/10/2026	SAN	Purchase	CEUX	296,874	11.9951
15/10/2026	SAN	Purchase	TQEX	41,993	11.9717
15/10/2026	SAN	Purchase	AQEU	161,133	11.9975
16/10/2026	SAN	Purchase	XMAD	500,000	12.0517
19/10/2026	SAN	Purchase	XMAD	4,000,000	11.7909
19/10/2026	SAN	Purchase	CEUX	1,127,932	11.7768
19/10/2026	SAN	Purchase	TQEX	336,267	11.8032
19/10/2026	SAN	Purchase	AQEU	535,801	11.7806
20/10/2026	SAN	Purchase	XMAD	4,200,000	11.7270
20/10/2026	SAN	Purchase	CEUX	1,769,587	11.6860
20/10/2026	SAN	Purchase	TQEX	342,357	11.6666
20/10/2026	SAN	Purchase	AQEU	688,056	11.6942
21/10/2026	SAN	Purchase	XMAD	2,664,002	11.8742
21/10/2026	SAN	Purchase	CEUX	147,445	11.7673
21/10/2026	SAN	Purchase	TQEX	68,651	11.7577
21/10/2026	SAN	Purchase	AQEU	119,902	11.7666
			TOTAL	19,100,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 22 October 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 15/10/2026 and 21/10/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-15-a-21-octubre-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 22, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance